UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BASANITE, INC.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

06975Q100

(CUSIP Number)

VCVC, LLC

Vincent L. Celentano, Manager

900 Hillsboro Mile, Suite 1

Hillsboro Beach, FL 33062

954-234-0520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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March 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

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*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06975Q100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Vincent L. Celentano I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,497,524 shares (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 27,497,524 shares (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,497,524 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes: 5,107,618 shares held directly by Vincent L. Celentano; 17,910,000 shares held by VCVC, LLC (“VCVC”). Vincent L. Celentano is the sole member and manager of VCVC; 1,559,906 shares held by Celentano Consulting Company, LLC (“CCC”). Vincent L. Celentano is the sole member and manager of CCC; 1,000,000 shares issuable to Vincent L. Celentano directly upon exercise of vested stock options which were granted on February 15, 2016; and 1,920,000 shares issuable to VCVC upon exercised of warrants issued on November 3, 2017 and November 14, 2017..

(2) The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 170,412,993 shares of the Company’s Common Stock outstanding as of March 27, 2019 as reported on the Company’s Form 10-K for the year ended December 31, 2018 PLUS 1,000,000 shares issuable upon exercise of outstanding stock options by Vincent L. Celentano PLUS 1,920,000 shares issuable to VCVC upon exercise of warrants.

CUSIP No. 06975Q100	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS VCVC, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tax ID: 81-4330553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,830,000 shares (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 19,830,000 shares (1)
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,830,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (2)
14	TYPE OF REPORTING PERSON CO

(1) Includes: 17,910,000 shares held by VCVC, LLC (“VCVC”) and 1,920,000 shares issuable to VCVC upon exercise of warrants. Vincent L. Celentano is the sole member and manager of VCVC.

(2) The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 170,412,993 shares of the Company’s Common Stock outstanding as of March 27, 2019 as reported on the Company’s Form 10-K for the year ended December 31, 2018 PLUS 1,000,000 shares issuable upon exercise of outstanding stock options by Vincent L. Celentano PLUS 1,920,000 shares issuable to VCVC upon exercise of warrants.

CUSIP No. 06975Q100	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS CELENTANO CONSULTING COMPANY, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tax ID: 2200438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,559,906 shares
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,559,906 shares
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.9% (1)
14	TYPE OF REPORTING PERSON CO

(1) The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 170,412,993 shares of the Company’s Common Stock outstanding as of March 27, 2019 as reported on the Company’s Form 10-K for the year ended December 31, 2018 PLUS 1,000,000 shares issuable upon exercise of outstanding stock options by Vincent L. Celentano PLUS 1,920,000 shares issuable to VCVC upon exercise of warrants.

CUSIP No. 06975Q100	13D	Page 5 of 7 Pages

ITEM 1.	SECURITY AND ISSUER

This statement of beneficial ownership on Amendment No. 1 to Schedule 13D is filed with respect to the Common Stock, $0.001 par value per share (the  “Common Stock” ), of Basanite, Inc., a Nevada corporation (the  “Company”  or  “Issuer” ).   The principal executive offices of the Company are located at 2041 NW 15th Avenue, Pompano Beach, Florida 33069.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by Vincent L. Celentano, VCVC, LLC (“VCVC”) and Celentano Consulting Company, LLC ( “CCC” ). The Manager of VCVC and CCC is Vincent L. Celentano, a resident of the United States.   VCVC, LLC , Celentano Consulting Company, LLC and Vincent L. Celentano are collectively referred to herein as a  “Reporting Person”.

(b)

The address of the principal office of the Reporting Person is 900 Hillsboro Mile, Suite 1, Hillsboro Beach, Fl. 33062.

(c)

VCVC, LLC and Celentano Consulting Company, LLC were principally organized to hold investments for Vincent L. Celentano.

(d)

No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

VCVC, LLC and Celentano Consulting Company are limited liability corporations. Vincent L. Celentano is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal funds

Nature of purchases:

Private purchase of Common Stock

Conversion of purchased of private convertible notes

Common stock received in exchange for membership interests of Rockstar Acquisitions, LLC held by VCVC, LLC

ITEM 4.	PURPOSE OF TRANSACTION.

Investment

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 170,412,993 shares of the Company’s Common Stock outstanding as of March 27, 2019 as reported on the Company’s Form 10-K for the year ended December 31, 2018 PLUS 1,000,000 shares issuable upon exercise of outstanding stock options by Vincent L. Celentano PLUS 1,920,000 shares issuable to VCVC upon exercise of warrants.

(b)

By virtue of his position as Manager, Vincent L. Celentano has sole power to vote and dispose of the Common Stock beneficially owned by VCVC, LLC, and Celentano Consulting Company, LLC reported in this Amendment No. 1 to Schedule 13D.

(c)

Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)

Not applicable.

CUSIP No. 06975Q100	13D	Page 6 of 7 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

N/A

CUSIP No. 06975Q100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2019	VINCENT L. CELENTANO

	By:	/s/ Vincent L. Celentano
	Name:	Vincent L. Celentano
	Title:	Individual

Dated: April 9, 2019	VCVC, LLC

	By:	/s/ Vincent L. Celentano
	Name:	Vincent L. Celentano
	Title:	Manager

Dated: April 9, 2019	Celentano Consulting Company, LLC

	By:	/s/ Vincent L. Celentano
	Name:	Vincent L. Celentano
	Title:	Manager